

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 22, 2017

Bin Li
Chief Executive Officer
Bitauto Holdings Limited
New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People's Republic of China

      Re: Bitauto Holdings Limited
             Form 20-F for the Fiscal Year Ended December 31, 2016
             Filed April 28, 2017
             Response dated September 4, 2017
             File No. 001-34947

Dear Mr. Li:

      We have reviewed your September 4, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2017 letter.

Form 20-F for the Fiscal Year Ended December 31, 2016

Consolidated Financial Statements

Note 13. Finance receivables, net, page F-43

1. We note your response to prior comment 5. With a view toward future disclosure, please provide enhanced disclosures related to credit quality, contract modifications, and foreclosures and repossessed assets. We refer you to ASC 310-10-50.

Bin Li
Bitauto Holdings Limited
September 22, 2017
Page 2

<u>Form 6-K furnished on August 15, 2017</u>

2. We note your response to prior comment 10. With a view toward future disclosure, please disclose the income tax effects of your non-GAAP adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies
and Services